UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)

Under the Securities Exchange Act of 1934

OMEGA PROTEIN CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

68210P107 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NUMBER 68210P107

1.	Name of Reporting Persons: I.R.S. Identification Nos. of Above Persons (entities only): JOSEPH L. von ROSENBERG III
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐ NOT APPLICABLE
3.	SEC USE ONLY
4.	Citizenship or Place of Organization: UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,590,700* 6. Shared Voting Power - 0 - 7. Sole Dispositive Power 1,590,700* 8. Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,590,700*
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) NOT APPLICABLE
11.	Percent of Class Represented by Amount in Row (9) 6.02%
12.	Type of Reporting Person (See Instructions) IN

*	Includes 19,500 shares of Common Stock that are directly held and 1,571,200 shares of Common Stock underlying vested stock options previously granted to Mr. von Rosenberg pursuant to the Omega Protein Corporation 2000 Long-Term Incentive Plan.

Item 1.	(a)	Name of Issuer: OMEGA PROTEIN CORPORATION

	(b)	Address of Issuer’s Principal Executive Offices: 1717 St. James Place, Suite 550 Houston, Texas 77056

Item 2.	(a)	Name of person filing: Joseph L. von Rosenberg III

	(b)	Address or principal business office or, if none, residence: 1717 St. James Place, Suite 550 Houston, Texas 77056

	(c)	Citizenship: UNITED STATES

	(d)	Title of Class of Securities: Common Stock, par value $0.01 per share (the “Common Stock”)

	(e)	CUSIP Number 68210P107

Item 3.	Not Applicable.

Item 4.	Ownership

	(a)	Amount beneficially owned: 1,590,700*

	(b)	Percent of Class 6.02%

	(c)	Number of Shares as to which the person has

		(i)	Sole power to vote or to direct the vote 1,590,700*

		(ii)	Shared power to vote or to direct the vote - 0 -

		(iii)	Sole power to dispose or to direct the disposition of 1,590,700*

		(iv)	Shared power to dispose or to direct the disposition of - 0 -

*  Includes 19,500 shares of Common Stock that are directly held and 1,571,200 shares of Common Stock underlying vested stock options previously granted to Mr. von Rosenberg pursuant to the Omega Protein Corporation 2000 Long-Term Incentive Plan.

Item 5.	Ownership of Five Percent or Less of a Class NOT APPLICABLE

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group NOT APPLICABLE

Item 9.	Notice of Dissolution of Group. NOT APPLICABLE

Item 10.

Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2005.	/s/ Joseph L. von Rosenberg III
Joseph L. von Rosenberg III